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14046918

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2014
Washington DC
404

SEC FILE NUMBER
8-68658

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/13   AND ENDING   12/31/13
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THREE RIVERWAY, SUITE 1375
                  (No. And Street)

HOUSTON,	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROY PISKADLO   713-965-4745
                                           (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP	ATTN: JOHN FULVIO, CPA		
(Name - if individual state last, first, middle name)			
5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ ROY PISKADLO _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ PRETIOSA METALLA, LLC _____ , as of _____ DECEMBER 31, 2013 _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of change in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pretiosa Metalla, LLC

Statement of Financial Condition

December 31, 2013

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
Pretiosa Metalla, LLC:

We have audited the accompanying statement of financial condition of Pretiosa Metalla, LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pretiosa Metalla, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 25, 2014

PRETIOSA METALLA, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS
Cash and cash equivalents	$ 34,995
Other assets	6,148
TOTAL ASSETS	$ 41,143

LIABILITIES AND MEMBER'S EQUITY
Liabilities

Accounts payable	$ 3,590
Accrued liabilities	6,991
Total liabilities	10,581
Member's Equity	30,562
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 41,143

The accompanying notes are an integral part of this financial statement.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pretiosa Metalla, LLC (the "Company") was originally formed on August 14, 2002 as an S Corporation. In 2011, the Company, then named, Morris Energy Advisors, Inc. registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). In 2012, Morris Energy Advisors Inc. was converted to a limited liability company called Pretiosa Metalla, LLC (the Company). The Company is a boutique investment banking firm providing strategic and financial advisory services.

Basis of Presentation – The books and records of the Company are kept on the accrual basis in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Fee Income - The Company records fee income for financial advisory services rendered as the service is complete. At December 31, 2013, the Company had $34,660 in other income for services provided.

Income Taxes –Single member LLC's are considered disregarded entities for tax purposes. The Company's taxable income is included on the member's federal tax return. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Additionally, no accrual or provision for state taxes was required for 2013.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's 2010 to 2013 federal returns are open for review by the Internal Revenue Service.

Property and Equipment – As of December 31, 2013, the Company held certain fixed assets which were fully depreciated.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is required to prioritize the inputs used to measure the fair value. The three levels of the fair value hierarchy are described as follows:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2013, the Company had no assets or liabilities recorded at fair value on a recurring or nonrecurring basis.

Adoption of New Accounting Standards – The Company has implemented all new accounting pronouncements and does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on its financial statements.

NOTE 2 – COMMITMENTS

The Company's office lease for its facilities is due to terminate on July 31, 2014. Rent expense was $6,000 at December 31, 2013. Future minimum lease payments are $3,500.

NOTE 3 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2013, the Company had not entered into any subordinated loan agreements.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2013, the Company did not hold any operating cash in excess of federally insured amounts.

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2013 or during the year then ended.

NOTE 6 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(i). Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession of Control Requirements* are not required.

NOTE 7 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also providing that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $24,414, which exceeds its required net capital of $5,000 by $19,414. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1 at December 31, 2013.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2014, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.